
May 6, 2011

Mr. Lei Yu
Chief Executive Officer
Home System Group
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People's Republic of China, 528447

> **RE: Home System Group**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 29, 2010, as amended December 3, 2010**
> **File No. 000-49770**

Dear Mr. Yu:

We issued comments to you on the above captioned filing on January 10, 2011 and March 14, 2011. In your response letters dated February 17, 2011 and April 7, 2011, you stated that you would provide certain disclosure and file particular agreements as exhibits in future filings, including your Form 10-K for the fiscal year ended December 31, 2010. As of the date of this letter, you have not filed your fiscal year 2010 Form 10-K. We expect you to file your fiscal year 2010 Form 10-K immediately. Please contact us upon receipt of this letter to tell us when you will be filing your fiscal year 2010 Form 10-K.

If you do not file your fiscal year 2010 Form 10-K and provide the responsive disclosure, consistent with our obligations under the federal securities laws, we will decide on how we will seek to resolve material outstanding issues and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

cc: Ryan Nail, Esq.
The Crone Law Group
Facsimile: (415) 955-8910